

July 15, 2013

Via E-mail
Seth R. Weissman
Vice President, General Counsel & Secretary
SolarCity Corporation
3055 Clearview Way
San Mateo, CA 94402

> **Re:** **SolarCity, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 18, 2013**
> **File No. 333-189404**
> **Registration Statement on Form S-1**
> **Filed June 18, 2013**
> **File No. 333-189405**

Dear Mr. Weissman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in these offerings in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Prior to the effectiveness of your registration statements, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

3. To help us better understand why you are pursuing a convertible bond offering with a related stock-loan facility, please explain the principles you considered in structuring these offerings, describe the market dynamics that are in play, and clarify the impact on the stability of SolarCity's share price in the near and long term. In responding to this comment, please address how the share lending arrangement facilitates the convertible bond offering, in particular how the share lending arrangement enabled SolarCity to obtain terms with respect to the convertible bond offering "more favorable to [it] than [it] could have otherwise obtained."

Registration Statement on Form S-1 (333-189404)

Calculation of Registration Fee

4. We note that you are registering an indeterminate number of shares of common stock into which the Notes may be converted. Please note that Rule 416 can only be used to provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. You must make a good-faith estimate of the maximum number of shares that you may issue on conversion to determine the number of shares to register. If the number of registered shares is less than the actual number issued, you must file a new registration statement to register the additional shares. See Question 213.01 of Securities Act Rules Compliance & Disclosure Interpretations.

Incorporation by Reference, page ii

5. We note that you are incorporating by reference certain reports and other documents subsequently filed by you after the date of the prospectus and prior to the date of effectiveness of the registration statement. Please note that any report filed after the filing date but prior to effectiveness may only be incorporated through the filing of a pre-effective amendment that includes a specific reference to such report. See Question 113.05 of our Securities Act Forms Compliance and Disclosure Interpretations. Please revise the registration statement. Please similarly revise Form S-1 (333-189405).

Exhibit 5.1

6. Please have counsel revise the legal opinion to opine on the Conversion Shares that are being registered. Please also have counsel remove the assumptions contained in clause (vii) and (viii) as such assumptions will undermine the opinion of counsel relating to the Conversion Shares. See Staff Legal Bulletin No. 19 (October 2011).

Registration Statement on Form S-1 (333-189405)

General

7. We note that the common stock you are registering will be loaned to Goldman Sachs
    Financial Markets, L.P., which will then use the short position created by the share loan and
    the short sales of the borrowed shares to facilitate transactions by which investors in the
    convertible notes may hedge their investments through privately negotiated derivatives
    transactions. Although you provide some general disclosure on page 48, the mechanics of
    the transaction are unclear. Please supplementally advise us of the precise structure of the
    transaction beginning with the "offering period" referenced on page 48 through the
    repayment of the borrowed shares by Goldman Sachs. You may wish to utilize a
    hypothetical example to illustrate the characteristics of the transactions, however, please
    ensure that your supplemental response addresses the following:

    - The identity of the potential purchasers of common stock, including whether the
      offering is limited to holders of the registered convertible notes;

    - When and how you have identified, or will identify, potential investors in both the
      convertible notes and common stock offerings, and what will be involved in the
      "customary negotiations" with such potential investors;

    - The specific communications made, and materials that have been used, or will be
      used, in connection with soliciting indications of interest and conducting "customary
      negotiations," with both potential purchasers of common stock and potential
      convertible noteholders, including how such communications qualify as permitted
      communications under Section 5 of the Securities Act;

    - The specific process that will be involved in the negotiation of the "clearing price,"
      including whether any participants in this process should be identified as underwriters
      under Section 2(a)(11) of the Securities Act;

    - How and when the amount of shares to be sold in the offering will be determined,
      taking into account the provision in Section 8(d) of the Share Lending Agreement that
      states that Goldman Sachs intends to sell the loaned shares only to the extent
      necessary to facilitate the hedging transactions; and

    - The specific structure of the derivatives transactions that will be entered into by the
      convertible noteholders, including when the convertible noteholder will enter into the
      transaction, what shares will be used in the transaction, if any, who will be the
      counterparty to the transaction, the specific involvement of Goldman Sachs in the
      transaction, including any position in SolarCity securities that will be held by
      Goldman Sachs, and whether the hedging transactions are limited to holders of the
      registered convertible notes.

8. We note that the borrowed shares will be returned to SolarCity by the share borrower. However, the filing does not discuss the methods through which these borrowings would be closed out by the share borrower. With a view towards disclosure, please describe how the share borrower intends to obtain the shares that it will return to SolarCity. For example, does the share borrower intend to purchase in the public market the shares that it returns to SolarCity? Please also clarify whether the share borrower can use any form of consideration other than shares of SolarCity common stock, such as cash, to close out its borrowings under the Share Lending Agreement. In this regard, we note Section 10(c) of the Share Lending Agreement. If cash can be given to close out the borrowings under the Share Lending Agreement, please explain what SolarCity's intentions are with respect to the cash and reconcile the receipt of cash with your existing disclosure that SolarCity will not receive proceeds from the offering.

9. Describe the circumstances, if any, under which the borrowed shares, once returned, can be re-borrowed. In this regard, we note that the last sentence of Section 2(a) of the Share Lending Agreement appears to contemplate that borrowed shares could be re-borrowed.

10. Please clarify the nature of the offering, including whether the offering will commence immediately after the date of effectiveness and be complete within 30 days and whether the offering is being conducted on a firm commitment or best efforts basis.

11. We note that Elon Musk and Lyndon R. Rive intend to purchase up to an aggregate of 560,000 shares of common stock in this offering, "subject to compliance with and satisfaction of applicable corporate and regulatory approvals." Please describe the applicable corporate and regulatory approvals associated with the purchases by Messrs. Musk and Rive. Also, please confirm that Messrs. Musk and Rive intend to purchase their shares from the amount of shares being loaned pursuant to the Share Lending Agreement. Please also advise whether Messrs. Musk and Rive will participate in the "customary negotiations" to be conducted by Goldman Sachs with respect to the borrowed shares held by Goldman Sachs, and whether they will be a party to, or otherwise involved in, any derivatives transactions entered into by the convertible noteholders.

12. Please advise us supplementally whether any of the underwriters or potential offering participants have open short positions. Specify when the short position was initiated and indicate whether it was originated in reliance on or upon the belief that the completion of these offerings would produce a sufficient supply of shares that would allow the underwriters or offering participants to establish a hedging position. Also, advise us whether you or the underwriters intend to implement procedures limiting who may purchase common shares in the registered offering, include how such procedures will be enforced.

13. Please provide us with your analysis as to the applicability of and compliance with Regulation SHO and Regulation M in connection with these transactions.

14. Given that Goldman Sachs is the borrower under the Share Lending Agreement, please clarify the role that will be played by Credit Suisse and BofA Merrill Lynch in the offering.

15. Please revise the prospectus to describe in greater detail what effect the hedging transactions facilitated by the share borrower may have on the market price of SolarCity's common stock, including the impact, if any, of the methods through which the share borrower will acquire shares of common stock to return to SolarCity. Such description should be more detailed than the disclosure provided on pages 29 and 37.

Capitalization, page 34

16. Please provide pro forma statements of operations information pursuant to Article 11 of Regulation S-X. Please clearly show in the notes how you computed each as adjusted balance sheet and statement of operations amount, including any amounts related to the share lending agreement. Your disclosures should include a discussion of any significant assumptions and estimates used to arrive at the amounts. Please similarly revise Form S-1 (333-189404).

Share Lending Agreement; Concurrent Offering of Convertible Notes, page 36

17. Please help us better understand how you determined this will be an equity-classified share lending agreement. Please specifically address your consideration of ASC 480, with specific reference to ASC 480-10-25, and ASC 815, with specific reference to ASC 815-40-15 and 40-25.

18. In addition to your current disclosures regarding the expected EPS treatment of the share lending agreement, please expand your disclosures to discuss how you will account for this agreement pursuant to ASC 470-20. Please similarly revise Form S-1 (333-189404). Your disclosures should address the following:

- how you will determine the fair value of this agreement;

- the ongoing impact to your financial statements of this agreement; and

- the impact a default on the agreement by the share borrower could have on your financial statements.

19. Please show us what your disclosures will look like in future filings pursuant to ASC 470-20-50-2A and 50-2B.

Underwriting; Conflict of Interest, page 46

20. We note the disclosure in the first paragraph beneath the table that the underwriters may change the offering price and other selling terms. Please provide us with a supplemental analysis explaining your views on the applicability of "at the market" rules under Rule 415(a)(4) of Regulation C to the registered offering. In addition, please explain the manner in which you would change the selling terms and how those changes would be communicated to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven V. Bernard, Esq. (*via E-mail*)
        Wilson Sonsini Goodrich & Rosati, P.C.